The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2018

Preliminary Pricing Supplement No. 5	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated February 16, 2016	Registration No. 333-209536
and prospectus dated February 16, 2016)	February , 2018
CUSIP No. 78355 HKG3

RYDER SYSTEM, INC.
Medium-Term Notes
(Registered Notes-Fixed Rate)
Due Nine Months or More
from Date of Issue

Trade Date:	February , 2018
Principal Amount:	$
Public Offering Price:	%
Issue Date:	February , 2018 (T+3)
Maturity Date:
Interest Rate:	%
Day Count:	30/360
Net Proceeds to Ryder (before expenses):	$
Interest Payment Dates:	Semi-annually on and of each year, commencing , 2018 and at Maturity.
Underwriters’ Commission:	%
Record Dates:	and
Form:	☑ Book Entry ☐ Certificated
Redemption:	☐ The Notes cannot be redeemed prior to maturity
☑ The Notes may be redeemed prior to maturity
Optional Redemption:	☐ No
☑ Yes
Other Terms
Prior to , (one month prior to their maturity date) (the “Par Call Date”), the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of:
(i) 100% of the principal amount of the Notes being redeemed, or

(ii)    the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be due if the Notes matured on the Par Call Date (not including any portion of such payments of interest accrued as of the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus                  basis points,

plus, in either case, any interest accrued but not paid to the date of redemption.

On or after the Par Call Date, the Notes will be redeemable as a whole at any time or in part from time to time, at our option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the Notes,

(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H. 15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Par Call Date for the Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month), or

(ii) if the release referred to in (i) (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an “Independent Investment Banker” as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming, for this purpose, that the Notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes (assuming, for this purpose, that the Notes matured on the Par Call Date).

“Independent Investment Banker” means, with respect to any redemption date for the Notes, one of the Reference Treasury Dealers appointed by us.
“Comparable Treasury Price” means with respect to any redemption date for the Notes,
(i) the average of five Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of those Reference Treasury Dealer Quotations, or
(ii) if the Trustee is given fewer than five Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means, with respect to any redemption date for the Notes, (i) Wells Fargo Securities, LLC and its successors, provided, however, that if Wells Fargo Securities, LLC or such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we shall substitute therefor another Primary Treasury Dealer, (ii) one other Primary Treasury Dealer selected by Lloyds Securities Inc. or its successor after consultation with us, (iii) one other Primary Treasury Dealer selected by MUFG Securities Americas Inc. or its successor after consultation with us, (iv) one other Primary Treasury Dealer selected by PNC Capital Markets LLC or its successor after consultation with us and (v) one other Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc. or its successor after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by that Reference Treasury Dealer, at 5:00 p.m. on the third Business Day preceding the redemption date.

Notice of any redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.
Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:
☑ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☑ No
Total Amount of OID:	N/A
Yield to Maturity:	N/A
Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Lloyds Securities	MUFG	PNC Capital Markets LLC	US Bancorp	Wells Fargo Securities

Underwriters Capacity:	☐ As agent ☑ As principal

If as principal:	☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☑ The Notes are being offered at a fixed initial public offering price equal to the Issue Price (as a percentage of Principal Amount).

Legal Opinions
Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Ft. Lauderdale, Florida and for the Underwriters by Mayer Brown LLP, Chicago, Illinois.
Plan of Distribution
Under the terms and subject to the conditions of the Selling Agency Agreement dated February 16, 2016 among Ryder System, Inc. (the “Company”) and BB&T Capital Markets, a division of BB&T Securities, LLC, BNP Paribas Securities Corp., BNY Mellon Capital Markets, LLC, Citigroup Global Markets Inc., Comerica Securities, Inc., Commerz Markets LLC, HSBC Securities (USA) Inc., Lloyds Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. (f/k/a Mitsubishi UFJ Securities (USA), Inc.), Mizuho Securities USA Inc., Morgan Stanley & Co. LLC, PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement dated February , 2018 among the Company and Lloyds Securities Inc., MUFG Securities Americas Inc. , PNC Capital Markets LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Lloyds Securities Inc.	$
MUFG Securities Americas Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC
Total	$
The Underwriters are committed to take and pay for all of the Notes if any are taken.
The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the public offering price set forth on the cover page of this Pricing Supplement.
The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.
In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Delivery is expected to be made against payment for the Notes on February   , 2018, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this pricing supplement will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Selling Restrictions
The following changes are hereby made to the Selling Restrictions section of the accompanying prospectus supplement:

Notice to Prospective Investors in the European Economic Area
The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended  (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC as amended (the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

Notice to Prospective Investors in Japan
The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Law No. 25 of 1948, as amended, the “FIEL”) and each Agent has agreed that it will not offer or sell any of the Notes, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.